COMMENTS RECEIVED ON JANUARY 9, 2015

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Floating Rate Central Fund, Fidelity Health Care Central Fund, Fidelity High Income Central Fund 1,
Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity International
Equity Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund,
Fidelity Utilities Central Fund

AMENDMENT NO. 38

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Inflation-Protected Bond Index Central Fund,
Fidelity Investment Grade Bond Central Fund

AMENDMENT NO. 22

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity Money Market Central Fund

AMENDMENT NO. 85

1. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 38, Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 22, Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 85

2. Fidelity Inflation-Protected Bond Index Central Fund and Fidelity Investment Grade Bond Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

Fidelity Inflation-Protected Bond Index Central Fund:
"The Adviser normally invests at least 80% of the fund's assets in inflation-protected debt securities included in the Barclays U.S. 1-10 Year Treasury Inflation-Protected Securities (TIPS) Index (Series-L) (the Index). The Index is composed of inflation-protected debt securities issued by the U.S. Treasury with maturities between one and ten years."

Fidelity Investment Grade Bond Central Fund:
The Adviser normally invests at least 80% of the fund's assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities.

C: The Staff requests that, in accordance with Rule 35d-1 (a)(2)(i) under the Investment Company Act of 1940, the term "bond" be used instead of "debt securities" because it better aligns with each fund's name.

R: We believe that each fund's name and 80% policy are consistent with Rule 35d-1. As previously discussed with the Staff,we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). Accordingly, we respectfully decline to modify the disclosure as suggested.

3. Fidelity Inflation-Protected Bond Index Central Fund and Fidelity Investment Grade Bond Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff questions whether the funds will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the funds do not intend to count derivatives for purposes of their respective 80% policies.

4. Fidelity Investment Grade Bond Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 38, Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 22, Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 85

5. Fidelity Investment Grade Bond Central Fund and Fidelity High Income Central Fund 1

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

Fidelity Investment Grade Bond Central Fund:
In addition to the principal investment strategies discussed above, the Adviser may invest the fund's assets in lower-quality debt securities and may invest the fund's assets in debt securities by investing in other funds.

Fidelity High Income Central Fund 1:
"The Adviser normally invests the fund's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities. Many lower-quality debt securities are subject to legal or contractual restrictions limiting the Adviser's ability to resell the securities to the general public. The Adviser may also invest the fund's assets in non-income producing securities, including defaulted securities and common stocks, but currently intends to limit common stocks to 10% of the fund's total assets. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds" in the "Principal Investment Strategies" section.

R: We will modify each section as follows:

"In addition to the principal investment strategies discussed above, the Adviser may invest the fund's assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and may invest the fund's assets in debt securities by investing in other funds."

"The Adviser normally invests the fund's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds). Many lower-quality debt securities are subject to legal or contractual restrictions limiting the Adviser's ability to resell the securities to the general public. The Adviser may also invest the fund's assets in non-income producing securities, including defaulted securities and common stocks, but currently intends to limit common stocks to 10% of the fund's total assets. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

6. Fidelity Investment Grade Bond Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

Principal Investment Strategies:
"In addition to the principal investment strategies discussed above, the Adviser may invest the fund's assets in lower-quality debt securities and may invest the fund's assets in debt securities by investing in other funds."

Principal Investment Risks:
"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) tend to be particularly sensitive to these changes."

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 38, Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 22, Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 85

C: The Staff requests that a corresponding lower-quality debt strategy be added to "Principal Investment Strategies."

R: The fund does not have a principal investment strategy to invest in lower-quality debt securities. We have included a reference to lower-quality debt securities under "Issuer-Specific Changes" to the extent that the fund or any underlying fund in which the fund invests may have exposure to lower-quality debt securities. Accordingly, we have not modified disclosure.

7. Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Health Care Central Fund, Fidelity High Income Central Fund 1, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity International Equity Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund, Fidelity Utilities Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization policy for each fund.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

8. Fidelity Emerging Markets Equity Central Fund and Fidelity International Equity Central Fund

"Fund Summary" (Part A of the Registration Statements)

"Portfolio Manager(s)"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

9. Fidelity Emerging Markets Equity Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in equity securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth. The Adviser normally invests the fund's assets primarily in common stocks."

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 38, Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 22, Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 85

C: The Staff would like to know the criteria for an investment to be considered tied economically to emerging markets.

R: The factors FMR considers to determine whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed in the fund's prospectus under the heading, "Country or Geographic Region." In the fund's SAI, we also disclose the following information:

"Country or Geographic Region. Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region."

We also direct the Staff's attention to the following SAI disclosure related to Fidelity Emerging Markets Equity Central Fund's name test:

"Countries and Markets Considered Emerging. For purposes of a Fidelity fund's 80% investment policy relating to emerging markets, emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. For example, as of September 30, 2014, countries in the MSCI Emerging Markets Index, Greece, Hong Kong, Israel, and Singapore are considered to be emerging."

10. Fidelity Floating Rate Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities. The Adviser defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds. Many floating rate loans are lower-quality. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff requests an explanation regarding why money market securities and shares of money market funds count as floating rate securities, in relation to the fund's 80% name test. Specifically, the Staff would like to know what economic characteristics make money market securities similar to floating rate.

R: The SEC has stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus. See Name Test Rule Adopting Release Footnote 43. Accordingly, we disclose that "FMR defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds." We believe this is consistent with Footnote 13 to the Adopting Release for Rule 35d-1 of the 1940 Act, which explains that the Rule's 80% requirement applies to the fund's "investments" (as opposed to the narrower term "securities"), and therefore in appropriate circumstances a fund can include in its 80% basket an investment with "economic characteristics similar to the securities included in that basket." We believe it is reasonable to consider money market securities that pay a variable, or floating interest rate as floating rate securities for this purpose.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 38, Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 22, Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 85

11. Fidelity Financials Central Fund

"Investment Policies and Limitations" (Part B of the Registration Statement)

"For purposes of each fund's concentration limitation discussed above, FMRC may consider an issuer to be principally engaged in the designated business activity or activities if: (i) at least a plurality of an issuer's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity or activities. In addition, for purposes of Fidelity Financials Central Fund's concentration limitation discussed above, an issuer that derives more than 15% of revenues or profits from brokerage or investment management activities is considered to be principally engaged in the business activities identified for the fund."

C: The Staff requests that we explain why an issuer that derives only 15% of revenues or profits from brokerage or investment management activities is considered to be principally engaged in the business activities identified for the fund.

R: Paragraph (b)(3) of Rule 12d3-1 limits a fund to investing no more than five percent of the value of its total assets in the securities of an issuer that derives more than 15 percent of its gross revenues from securities-related activities. Rule 12d3-1(d)(1) defines "securities related activities" as "a person's activities as a broker, a dealer, an underwriter, an investment adviser registered under the Investment Advisers Act of 1940, as amended, or an investment adviser to a registered investment company."

We understand that the Staff generally takes the view that a registrant may select its own industry classifications provided they are reasonable and disclosed. Considering Rule 12d3-1(d)(1)'s definition of "securities related activities," we believe it is reasonable to consistently treat these companies (i.e., those in which Rule 12d3-1(b)(3) limits investment because they derive more than 15 percent of revenues from brokerage or investment management activities) as brokerage or investment management companies for purposes of the fund's concentration policy, and have included disclosure to this effect.

12. All funds (except Fidelity Inflation-Protected Bond Index Central Fund, Fidelity Investment Grade Bond Central Fund, and Fidelity Money Market Central Fund)

"Investment Policies and Limitations" (Part B of the Registration Statements)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when the fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if the fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 38, Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 22, Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 85

13. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.